Exhibit 2

NXP ANNOUNCES THE EXPIRATION AND RESULTS

OF CASH TENDER OFFER FOR ANY

AND ALL 4.125% SENIOR NOTES DUE 2020

EINDHOVEN, The Netherlands, June 18, 2019 – NXP Semiconductors N.V. (NASDAQ:NXPI) (together with its subsidiaries, “NXP”) announced today that the previously announced cash tender offer (the “Tender Offer”) commenced by its subsidiaries, NXP B.V. and NXP Funding LLC (together, the “Issuers”) for any and all of their outstanding 4.125% Senior Notes due 2020 (the “2020 Notes”) expired at 5:00 p.m., New York City time, on June 17, 2019. As of the expiration of the Tender Offer, $552,803,000 or 92.13% of the $600 million outstanding aggregate principal amount of the 2020 Notes had been validly tendered and not validly withdrawn. There were no 2020 Notes submitted pursuant to the guaranteed delivery procedures described in the Offer to Purchase dated June 11, 2019 (the “Offer to Purchase”). Payment for the 2020 Notes validly tendered and accepted for purchase will be made on June 18, 2019.

Holders that validly tendered their 2020 Notes at or prior to the expiration of the Tender Offer and did not validly withdraw their 2020 Notes will receive the Tender Offer consideration of $1,015.30 for each $1,000 principal amount of 2020 Notes tendered and accepted for payment, plus accrued and unpaid interest from the June 15, 2019 interest payment date up to, but not including, June 18, 2019 (the “Settlement Date”).

The Tender Offer was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery.

The Issuers plan to redeem any and all of the 2020 Notes not purchased in the Tender Offer at the make-whole redemption price provided in the indenture governing the 2020 Notes (the “2020 Notes Redemption”), with a redemption date not later than July 3, 2019.

The Issuers will use approximately $560 million of the net proceeds from the previously announced offering (the “Offering”) of senior unsecured notes (the “New Notes”) by the Issuers and NXP USA, Inc. to purchase the 2020 Notes tendered pursuant to the Tender Offer on June 18, 2019, and will use the remainder of the net proceeds from the Offering to fund (i) the planned redemption of all remaining then-outstanding 2020 Notes in the 2020 Notes Redemption, including the payment of all premiums, accrued interest and costs and expenses in connection with the Tender Offer and the 2020 Notes Redemption and (ii) the refinancing of the $1,150 million aggregate principal amount of dollar denominated Cash Convertible Notes due 2019 issued by NXP Semiconductors N.V. on December 1, 2014 upon their maturity on December 1, 2019.

BofA Merrill Lynch, Citigroup and Goldman Sachs & Co. LLC acted as Dealer Managers for the Tender Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any of the 2020 Notes, or an offer to sell or a solicitation of an offer to purchase the New Notes pursuant to the Offering nor is it a solicitation for acceptance of the Tender Offer, nor shall it constitute a notice of redemption under the indenture governing the 2020 Notes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018.

Forward-Looking Statements

This document includes forward-looking statements which include statements relating to the Offering, the Tender Offer, the 2020 Notes Redemption and the refinancing of the Cash Convertible Notes. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: the risk that the Tender Offer, the Offering, the 2020 Notes Redemption and the refinancing of the Cash Convertible Notes may not be completed on the proposed terms, or at all. The following risks, among others, could affect our business and financial performance: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners, and any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements in the future. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s filings with the Securities and Exchange Commission. Copies of NXP’s filings with the Securities and Exchange Commission are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov. The information included on NXP’s website is not incorporated into this press release.

For further information, please contact:

Investors	Media
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398